SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul, 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report of Material Event

On April 14, 2017, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to effect a comprehensive stock swap (the “Stock Swap”) pursuant to which the common shares of KB Insurance Co., Ltd. (“KB Insurance”) would be exchanged for common shares of KB Financial Group, and entered into a stock swap agreement (the “Stock Swap Agreement”) with KB Insurance in connection therewith. The details of the Stock Swap are as follows:

1.	Form of the Stock Swap

“Small-scale stock swap” pursuant to Article 360-10 of the Korean Commercial Code (the “KCC”)

2.	Stock Swap Target Corporation

a.	Company name: KB Insurance Co., Ltd.

b.	Representative director: Jong-Hee Yang

c.	Main business: Non-life insurance business

d.	Relationship with KB Financial Group: Unconsolidated subsidiary

e.	Total number of shares issued: 66,500,000 common shares

f.	Key financial data for the most recent fiscal year:

•	Total assets: KRW 29,438,897,183,244

•	Total liabilities: KRW 26,991,431,811,169

•	Total equity: KRW 2,447,465,372,075

•	Share capital: KRW 33,250,000,000

3.	Swap Ratio

KB Financial Group: KB Insurance = 1:0.5728700

4.	Method of Calculating Swap Ratio

As KB Financial Group and KB Insurance are both “stock-listed corporations,” the swap ratio for the Stock Swap was determined based on a swap price calculated in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act (the “FSCMA”) and paragraph (1) of Article 176-5 and paragraph (2) of Article 176-6 of the Enforcement Decree of the FSCMA.

With the date preceding the earlier of the date of the resolution of the board of directors for the Stock Swap (April 14, 2017) and the date of the Stock Swap Agreement (April 14, 2017) as the calculation date (April 13, 2017), the swap price was calculated as the average of (x) the volume weighted average of the closing prices of the applicable common shares for the latest one-month period, (y) the volume weighted average of the closing prices of the applicable common shares for the latest one-week period and (z) the closing price of the applicable common shares as of the latest date.

In addition, paragraph (2) of Article 176-6 and paragraph (1)-1 of Article 176-5 of the Enforcement Decree of the FSCMA allow for the application of a discount or premium of up to 30% (10% in case of mergers between affiliates) of the swap price calculated in accordance with the above method. However, based on the internal review by each of KB Financial Group and KB Insurance and mutual discussion and negotiation between KB Financial Group and KB Insurance, no such discount or premium was applied in calculating the swap price for the Stock Swap.

a.	Entity that will become the complete parent company (KB Financial Group)

Item	Amount (KRW)	Calculation Period
Volume weighted average of the closing prices of KB Financial Group common shares for the latest one-month period	49,710	March 14, 2017 ~ April 13, 2017

Volume weighted average of the closing prices of KB Financial Group common shares for the latest one-week period	47,769	April 7, 2017 ~ April 13, 2017

Closing price of KB Financial Group common shares as of the latest date	48,550	April 13, 2017

Average	48,676	—

Swap price	48,676	—

b.	Entity that will become the wholly-owned subsidiary (KB Insurance)

Item	Amount (KRW)	Calculation Period
Volume weighted average of the closing prices of KB Insurance common shares for the latest one-month period	27,666	March 14, 2017 ~ April 13, 2017

Volume weighted average of the closing prices of KB Insurance common shares for the latest one-week period	27,790	April 7, 2017 ~ April 13, 2017

Closing price of KB Insurance common shares as of the latest date	28,200	April 13, 2017

Average	27,885	—

Swap price	27,885	—

5.	External Appraisal

a.	External appraisal: Not required

b.	Basis: The Stock Swap is a stock swap between stock-listed corporations and the swap ratio for the Stock Swap was determined based on a swap price calculated in accordance with Article 165-4 of the FSCMA and Articles 176-5 and 176-6 of the Enforcement Decree of the FSCMA. Accordingly, an assessment of the appropriateness of the swap price by an external appraiser is not required under paragraph (3) of Article 176-6 of the Enforcement Decree of the FSCMA.

6.	Purpose of the Stock Swap

Through the addition of KB Insurance as a wholly-owned subsidiary, KB Financial Group seeks to achieve synergies by increasing management efficiency and strengthening the unity of KB Financial Group, thereby enhancing its corporate value.

7.	Main Impact and Effects of the Stock Swap

a.	Main impact and effects on the management of KB Financial Group

The Stock Swap may have a dilutive effect on the share ownership percentages of the existing shareholders of KB Financial Group depending on the results of the tender offer approved by KB Financial Group’s board of directors on April 14, 2017 (the “Tender Offer”). However, there will be no change in control for corporate governance purposes, and KB Financial Group and KB Insurance will continue to exist as separate entities.

In addition, pursuant to the Stock Swap Agreement, the terms of office of the directors and audit committee members of KB Financial Group who were appointed prior to the Stock Swap will remain the same following the Stock Swap notwithstanding Article 360-13 of the KCC. No new directors will be appointed as a result of the Stock Swap.

b.	Main financial impact and effects on KB Financial Group

KB Financial Group expects that the Stock Swap will result in the improvement of certain of its group-level performance metrics (including its return on equity, double leverage ratio and debt ratio) and an increase in its capital through the issuance of new shares and the allotment of treasury shares.

Although the assets and liabilities of KB Insurance will remain unchanged and only its shareholder composition will change, KB Insurance expects that the Stock Swap will lead to an improvement of its creditworthiness and the strengthening of its competitiveness pursuant to a stabilization of its ownership structure, as well as the ability to raise capital on more favorable terms if a capital increase is necessary.

c.	Main impact and effects on the business of KB Financial Group

By converting KB Insurance to a wholly-owned subsidiary through the Stock Swap, KB Financial Group expects to be able to adopt an efficient management structure that can flexibly respond to regulatory developments and other changes to its business environment and to promote sustainable growth by contributing to the maximization of synergies among affiliated companies of KB Financial Group, through an increase in customer convenience and benefits and the strengthening of its competitiveness.

8.	Schedule for the Stock Swap

Event		Date
Date of the Stock Swap Agreement		April 14, 2017

Record date		April 24, 2017

Closure of the shareholder register	Start date	April 25, 2017
	End date	April 27, 2017

Dissent filing period	Start date	April 27, 2017
	End date	May 11, 2017

Expected date of shareholders’ meeting		—

Appraisal right exercise period	Start date	—
	End date	—

Period for submission of old share certificates	Start date	—
	End date	—

Expected period for suspension of trading		—

Date of the Stock Swap (“Stock Swap Date”)		July 3, 2017

Expected date of delivery of share certificates		July 13, 2017

Expected date of listing of new shares		July 14, 2017

9.	Name of the Complete Parent Company after the Stock Swap: KB Financial Group Inc.

10.	Matters Relating to Appraisal Rights

The Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC. Accordingly, shareholders of KB Financial Group will not be granted any appraisal rights.

11.	Back Door Listing

Not applicable

12.	Other Entity’s Fulfillment of Conditions for Back Door Listing

Not applicable

13.	Date of Resolution of the Board of Directors: April 14, 2017

Non-executive directors	Present: 7
Absent: 0

14.	Agreements for Put Options, Call Options, Put Back Options, etc.

Not applicable

15.	Applicability of Securities Registration Statement Filing Requirement: Yes

16.	Other Investment Considerations

a.	In order to secure the votes required to obtain approval for the Stock Swap at the shareholders’ meeting of KB Insurance and to provide such shareholders of KB Insurance with an additional opportunity to collect on their investments, KB Financial Group will conduct the Tender Offer for 40,027,241 KB Insurance common shares from April 17, 2017 to May 12, 2017 at a price of KRW 33,000 per share (the “Tender Offer Price”). This Tender Offer Price is higher than the swap price of KRW 27,885 and the appraisal right exercise price of KRW 27,495. Details can be found in the Tender Offer Notice and the Tender Offer Statement, each to be filed on April 17, 2017 (see dart.fss.or.kr).

Upon the completion of the Tender Offer on May 12, 2017, the number of KB Insurance shares owned by KB Financial Group will change. Accordingly, once the results of the Tender Offer become final, KB Financial Group plans to disclose the revised number of KB Insurance shares it owns through an amendment filing.

b.	In the case of KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC. Accordingly, an approval by the board of directors will replace an approval of the general meeting of shareholders required under paragraph (1) of Article 360-3 of the KCC.

c.	The Stock Swap will proceed in accordance with the special rules for stock swaps under Article 62-2 of the Financial Holding Company Act. However, as a New York Stock Exchange-listed company, KB Financial Group requires a 10-day prior notice period for a record date, and therefore will follow paragraph (4) of Article 360-10 of the KCC, which requires a public announcement to be issued within two weeks after execution of the Stock Swap Agreement, and issue a public announcement on April 27, 2017 (with a record date of April 24, 2017). In addition, for the protection of shareholders’ interests, a period of two weeks will be provided for shareholders to submit in writing any notices of opposition to the Stock Swap pursuant to paragraph (5) of Article 360-10 of the KCC. All other procedures in connection with the Stock Swap will be governed by Article 62-2 of the Financial Holding Company Act, and for additional details, please refer to the securities registration statement and prospectus relating to the Stock Swap to be submitted by KB Financial Group.

d.	As the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC, dissenting shareholders of KB Financial Group will have no appraisal rights. However, if shareholders owning in the aggregate 20% or more of the total number of shares issued by KB Financial Group oppose the Stock Swap, the small-scale stock swap procedure may be changed to an ordinary stock swap procedure pursuant to paragraph (5) of Article 360-10 of the KCC. The period for shareholders to submit any notices of opposition will be from April 27, 2017 to May 11, 2017.

e.	Upon the occurrence of any of the following events, the Stock Swap Agreement between KB Financial Group and KB Insurance may be amended or terminated:

(1)	At any time prior to the Stock Swap Date, KB Financial Group and KB Insurance may terminate the Stock Swap Agreement by written agreement.

(2)	Until the Stock Swap Date, if any matters relating to the terms and conditions of the Stock Swap Agreement violate any relevant laws or accounting standards, KB Financial Group and KB Insurance may, by mutual agreement, amend the Stock Swap Agreement to conform to the relevant laws and accounting standards (for the avoidance of doubt, each party’s representative director has been delegated the authority to make such amendments).

(3)	If, within two weeks of the public announcement or notice of the Stock Swap (the relevant record date), shareholders owning 20% or more of the total number of shares issued by KB Financial Group provide notice, in writing, of their opposition to the Stock Swap, either party may terminate the Stock Swap Agreement.

(4)	If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on either party, such party may terminate the Stock Swap Agreement.

(5)	If any of the following events occurs before the Stock Swap Date, KB Financial Group and KB Insurance may, through consultation, terminate or amend the Stock Swap Agreement.

i.	There is a material adverse change to the assets or management status of either party as a result of a force majeure event or other causes.

ii.	The swap ratio set forth in the Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.

(6)	KB Financial Group and KB Insurance may enter into a separate agreement regarding matters necessary for the Stock Swap, in which case such separate agreement will be deemed to be a part of the Stock Swap Agreement.

(7)	If the Stock Swap Agreement is terminated pursuant to (1) – (6) above, neither KB Financial Group nor KB Insurance nor any of their respective employees, agents or other representatives will have any liability under the Stock Swap Agreement or in relation to the Stock Swap.

f.	Swap ratio and allotment and issuance of new shares, transfer of treasury shares

(1)	KB Financial Group will newly issue registered common shares of KB Financial Group or transfer its treasury shares in accordance with the ratio set forth in “3. Swap Ratio” with respect to registered common shares issued by KB Insurance that are owned by the relevant shareholders appearing in KB Insurance’s shareholder register as of the Stock Swap Date. The shares issued by KB Insurance that are owned by KB Financial Group as of the Stock Swap Date will not be included in the Stock Swap, and therefore, KB Financial Group will not newly issue registered common shares of KB Financial Group or transfer its treasury shares with respect to such shares.

(2)	The number of registered common shares of KB Financial Group to be newly issued to KB Insurance shareholders in the Stock Swap (the “New Shares”) will be no more than 1,384,092 shares, and the number of treasury shares held by KB Financial Group to be transferred to such shareholders (the “Treasury Shares”) will be no more than 21,546,313 shares. In this connection, KB Financial Group plans to first utilize the treasury shares it holds, as much as possible, for purpose of the Stock Swap. Therefore, if the number of KB Financial Group shares derived by multiplying the total number of KB Insurance shares subject to the Stock Swap (which will be determined based on the number of KB Insurance shares acquired by KB Financial Group pursuant to the Tender Offer) by the swap ratio is less than the number of treasury shares held by KB Financial Group, no additional new shares will need to be issued. In this case, dilution of the equity interests held by KB Financial Group shareholders that would otherwise occur due to an issuance of new common shares will not occur. Regarding the foregoing, the Stock Swap Agreement provides as follows:

(i)	“Subject to the number of issued KB Insurance shares acquired by KB Financial Group from KB Insurance shareholders pursuant to the tender offer approved by KB Financial Group’s board of directors on April 14, 2017 (the “Tender Offer”):

a.	as of the Stock Swap Date, if the number of KB Financial Group shares derived by multiplying the remaining number of issued KB Insurance shares owned by KB Insurance shareholders other than KB Financial Group (the “KBI Subject Shares”) by the swap ratio (the “KBFG Consideration Shares”) is no more than 21,546,313 shares, no New Shares shall be issued by KB Financial Group, and instead KB Financial Group shall transfer Treasury Shares equal to the number of KBFG Consideration Shares to such KB Insurance shareholders; and

b.	if the number of KBFG Consideration Shares exceeds 21,546,313 shares, KB Financial Group shall transfer 21,546,313 Treasury Shares, and issue New Shares in a number equal to such excess, to such KB Insurance shareholders.

(ii)	The number of New Shares and Treasury Shares above may decrease due to certain adjustments, including as a result of cash payments for fractional shares.

(iii)	The determination of the final number of New Shares and Treasury Shares to be calculated in accordance with the above, following the completion of the Tender Offer and within the scope set forth in Paragraph 2 of this Article, shall be delegated to each representative director; each representative director shall, either simultaneously with or promptly after the public filing of the results of the Tender Offer, publicly file the final number of New Shares and Treasury Shares.”

KB Financial Group will disclose the final number of New Shares and Treasury Shares through an amendment filing.

g.	On April 14, 2017, the board of directors of KB Financial Group also passed a resolution to replace the approval of the Stock Swap at the general meeting of shareholders with the approval of the Stock Swap by the board of directors.

h.	The above matters and schedule may be amended through consultation with or approval by the relevant authorities or through consultation between the contracting parties.

i.	Specific matters relating to the Stock Swap that have not been determined by the board of directors of KB Financial Group and all matters in connection with the timing, procedures and the number of New Shares and Treasury Shares to be finalized based on the results of the Tender Offer are delegated to the representative director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 14, 2017	By: /s/ Jae Keun Lee
(Signature)
	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer